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Alaska Pacific Bancshares, Inc.

(Name of Registrant as Specified in Its Charter)

Alaska Pacific Bancshares, Inc.

(Name of Person(s) Filing Proxy Statement)

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April 10, 2003

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Alaska Pacific Bancshares, Inc. ("Company"), the holding company for Alaska Pacific Bank. The meeting will be held in the Ray Renshaw Room of the Aspen Hotel located at 1800 Shell Simmons Drive, Juneau, Alaska, on Thursday, May 22, 2003, at 11:00 a.m., local time.

The Notice of Annual Meeting of Stockholders and Proxy Statement appearing on the following pages describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Company. Directors and officers of the Company, as well as a representative of KPMG LLP, the Company's independent auditors, will be present to respond to appropriate questions of stockholders.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To ensure that your shares are represented, we urge you to complete and mail the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously mailed a proxy card.

We look forward to seeing you at the meeting.

Sincerely,

Craig E. Dahl
President and Chief Executive Officer

ALASKA PACIFIC BANCSHARES, INC.
2094 JORDAN AVENUE
JUNEAU, ALASKA 99801
(907) 789-4844

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 22, 2003

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Alaska Pacific Bancshares, Inc. ("Company") will be held in the Ray Renshaw Room of the Aspen Hotel located at 1800 Shell Simmons Drive, Juneau, Alaska, on Thursday, May 22, 2003, at 11:00 a.m., local time, for the following purposes:

1.   To elect four directors of the Company;

2.   The approval of the appointment of Moss Adams LLP as the Company's independent auditors for the fiscal year ending December 31, 2003;

3.   The approval of the Alaska Pacific Bancshares, Inc. 2003 Stock Option Plan; and

4.   To act upon such other matters as may properly come before the meeting or any adjournments thereof.

NOTE: The Board of Directors is not aware of any other business to come before the meeting.

Any action may be taken on the foregoing proposals at the meeting on the date specified above or on any date(s) to which, by original or later adjournment, the meeting may be adjourned. Only stockholders of record at the close of business on April 7, 2003 are entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

You are requested to complete and sign the enclosed form of proxy, which is solicited by the Board of Directors, and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend the meeting and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

ROGER K. WHITE
SECRETARY

Juneau, Alaska
April 10, 2003

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ENSURE A QUORUM. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

PROXY STATEMENT
OF
ALASKA PACIFIC BANCSHARES, INC.
2094 JORDAN AVENUE
JUNEAU, ALASKA 99801

ANNUAL MEETING OF STOCKHOLDERS
MAY 22, 2003

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Alaska Pacific Bancshares, Inc. ("Company"), the holding company for Alaska Pacific Bank ("Savings Bank"), to be used at the Annual Meeting of Stockholders ("Meeting") of the Company. The Meeting will be held in the Ray Renshaw Room of the Aspen Hotel located at 1800 Shell Simmons Drive, Juneau, Alaska, on Thursday, May 22, 2003, at 11:00 a.m., local time. This Proxy Statement and the enclosed proxy card are being first mailed to stockholders on or about April 10, 2003.

VOTING AND PROXY PROCEDURE

Stockholders Entitled to Vote at Meeting. Only stockholders of record at the close of business on April 7, 2003 ("Voting Record Date") are entitled to vote at the Meeting and are entitled to one vote for each share of common stock ("Common Stock") of the Company then held. As of the close of business on the Voting Record Date, the Company had 623,132 shares of Common Stock issued and outstanding. The Common Stock is the only outstanding class of securities of the Company.

As provided in the Company's Articles of Incorporation, record holders of the Company's Common Stock who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote in respect of the shares held in excess of the 10% limit.

If you are a beneficial owner of Company Common Stock held by a broker, bank or other nominee (*i.e.*, in "street name"), you will need proof of ownership to be admitted to the Meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Company Common Stock held in street name in person at the Meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum Requirement. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum at the Meeting. Abstentions and broker non-votes will be counted as shares present and entitled to vote at the Meeting for purposes of determining the existence of a quorum.

Proxies; Proxy Revocation Procedures. The Board of Directors solicits proxies so that each stockholder has the opportunity to vote on the proposals to be considered at the Meeting. When a proxy card is returned properly signed and dated, the shares represented thereby will be voted in accordance with the instructions on the proxy card. Where a proxy card is properly signed and dated but no instructions are indicated, proxies will be voted FOR the nominees for directors set forth in the following pages, FOR the approval of the appointment of independent auditors and FOR adoption of the Alaska Pacific Bancshares, Inc. 2003 Stock Option Plan. If a stockholder attends the Meeting, he or she may vote by ballot.

Stockholders who execute proxies retain the right to revoke them at any time. Proxies may be revoked by written notice delivered in person or mailed to the Secretary of the Company or by filing a later dated proxy before a vote being taken on a particular proposal at the Meeting. Attendance at the Meeting will not automatically revoke a proxy, but a stockholder in attendance may request a ballot and vote in person, thereby revoking a prior granted proxy.

If your Company Common Stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form from your broker that accompanies this proxy statement. If you wish to change your voting instructions after you have returned your voting instruction form to your broker or bank, you must contact your broker or bank.

Participants in the Alaska Pacific Bancshares, Inc. ESOP. If a stockholder is a participant in the Alaska Pacific Bancshares, Inc. Employee Stock Ownership Plan ("ESOP"), the proxy card represents a voting instruction to the trustees of the ESOP as to the number of shares in the participant's plan account. Each participant in the ESOP may direct the trustees as to the manner in which shares of Common Stock allocated to the participant's plan account are to be voted. Unallocated shares of Common Stock held by the ESOP and allocated shares for which no voting instructions are received will be voted by the trustees in the same proportion as shares for which the trustees have received voting instructions. The deadline for returning your voting instructions to the trustees is May 19, 2003.

Vote Required. The four directors to be elected at the Meeting will be elected by a plurality of the votes cast by stockholders present in person or by proxy and entitled to vote. Stockholders are not permitted to cumulate their votes for the election of directors. Votes may be cast for or withheld from each nominee for election as directors. Votes that are withheld and broker non-votes will have no effect on the outcome of the election because directors will be elected by a plurality of votes cast.

With respect to the other proposals to be voted upon at the Meeting, stockholders may vote for or against a proposal or may abstain from voting. Approval of the appointment of independent auditors and adoption of the 2003 Stock Option Plan will each require the affirmative vote of a majority of the shares of Common Stock present in person or by proxy and entitled to vote. Broker non-votes will have no effect on the outcome of these proposals. Abstentions, however, will have the same effect as a vote against these proposals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Persons and groups who beneficially own in excess of 5% of the Company's Common Stock are required to file certain reports with the Securities and Exchange Commission ("SEC"), and provide a copy to the Company, disclosing such ownership pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Based on such reports, the following table sets forth, as of the close of business on the Voting Record Date, certain information as to those persons who were beneficial owners of more than 5% of the outstanding shares of Common Stock. Management knows of no persons other than those set forth below who beneficially owned more than 5% of the outstanding shares of Common Stock at the close of business on the Voting Record Date. The table also sets forth, as of the close of business on the Voting Record Date, certain information as to shares of Common Stock beneficially owned by the Company's directors and "named executive officers" and all directors and executive officers as a group.

Name	Number of Shares Beneficially Owned(1)	Percent of Shares Outstanding
Beneficial Owners of More Than 5%		
Alaska Pacific Bancshares, Inc. Employee Stock Ownership Plan Trust 2094 Jordan Avenue Juneau, Alaska 99801	52,433 (2)	8.43%
David G. MacDonald (3) 4000 Diane Road Juneau, Alaska 99801-9106	54,500	8.7

(table continues on following page)

Name	Number of Shares Beneficially Owned(1)	Percent of Shares Outstanding
Lance S. Gad 1250 Fence Row Drive Fairfield, Connecticut 06430	36,975	5.9%
Directors		
Avrum M. Gross (4)	11,311	1.82
Roger Grummett (5)	11,311	1.82
Hugh N. Grant (6)	14,178	2.28
Deborah R. Marshall (7)	6,311	1.01
Eric McDowell (8)	10,113	1.62
Scott C. Milner	200	0.03
Marta Ryman	711	0.11
William J. Schmitz (9)	11,311	1.82
Named Executive Officers (10)		
Craig E. Dahl (11)	16,983	2.73
Lisa C. Bell (12)	11,623	1.87
Roger K. White (13)	11,508	1.85
All Executive Officers and Directors as a Group (12 persons)	105,560	16.94%

_____

(1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Common Stock if he or she has voting or investment power with respect to such security. The table includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.

(2) Under the terms of the ESOP, the trustees will vote unallocated shares and allocated shares for which no voting instructions are received in the same proportion as shares for which the trustees have received voting instructions from participants. As of the close of business on the Voting Record Date, 23,644 shares have been allocated to participants' accounts. The trustees of the ESOP are Craig E. Dahl, Roger K. White, and Lisa C. Bell.

(3) Based on information disclosed in a Schedule 13G, dated February 10, 2000, filed with the SEC.

(4) Includes 787 shares of unvested restricted stock as to which Mr. Gross has voting but not investment power.

(5) Includes 787 shares of unvested restricted stock as to which Mr. Grummett has voting but not investment power.

(6) Includes 787 shares of unvested restricted stock as to which Mr. Grant has voting but not investment power.

(7) Includes 787 shares of unvested restricted stock as to which Ms. Marshall has voting but not investment power.

(8) Includes 787 shares of unvested restricted stock as to which Mr. McDowell has voting but not investment power.

(9) Includes 787 shares of unvested restricted stock as to which Mr. Schmitz has voting but not investment power.

(footnotes continue on following page)

(10)   SEC regulations define the term "named executive officer" to include the chief executive officer, regardless of compensation level, and the four most highly compensated executive officers, other than the chief executive officer, whose total annual salary and bonus for the last completed fiscal year exceeded $100,000. Mr. Craig E. Dahl, President and Chief Executive Officer of the Company, Lisa C. Bell, Executive Vice President and Chief Operating Officer of the Company, and Roger K. White, Senior Vice President, Chief Financial Officer and Secretary of the Company, are the Company's only "named executive officers" for the fiscal year ended December 31, 2002.

(11)   Mr. Dahl is also a director of the Company. Includes 3,932 shares of unvested restricted stock as to which Mr. Dahl has voting but not investment power.

(12)   Includes 3,145 shares of unvested restricted stock as to which Ms. Bell has voting but not investment power.

(13)   Includes 3,145 shares of unvested restricted stock as to which Mr. White has voting but not investment power.

PROPOSAL I -- ELECTION OF DIRECTORS

The Company's Board of Directors consists of nine members as required by the Company's Bylaws. In accordance with the Company's Articles of Incorporation, the Board of Directors is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year.

At the February 20, 2003 meeting of the Board of Directors, the Board determined to increase the size of the Board from seven to nine members and appointed Scott C. Milner and Marta Ryman as Directors of the Company and to stand for election at this year's Meeting. Mr. Milner and Ms. Ryman have served as Directors of the Savings Bank since 2001.

The Board of Directors, acting as the Nominating Committee, has nominated for election as directors Avrum M. Gross, William J. Schmitz and Scott C. Milner, each to serve for a three-year term, and Marta Ryman to serve for a term of one year, or until their respective successors have been elected and qualified. Each of the nominees for election as director are current members of the Board of Directors of the Company.

It is intended that the proxies solicited by the Company's Board of Directors will be voted for the election of the above named nominees. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute nominee as the Board of Directors may recommend, or the Board of Directors may adopt a resolution to amend the Bylaws and reduce the size of the Board. At this time the Board of Directors knows of no reason why any nominee might be unavailable to serve.

The Board of Directors recommends a vote "FOR" the election of Messrs. Gross, Schmitz, Milner and Ms. Ryman.

The following table sets forth certain information regarding the nominees for election at the Meeting.

Name	Age (1)	Year First Elected or Appointed Director (2)	Term to Expire
BOARD NOMINEES			
Avrum M. Gross	66	1982	2006 (3)
William J. Schmitz	72	1987	2006 (3)
Scott C. Milner	47	2002	2006 (3)
Marta Ryman	66	2002	2004 (3)

(table continues on following page)

Name	Age (1)	Year First Elected or Appointed Director (2)	Term to Expire
DIRECTORS WHOSE TERM CONTINUES			
Deborah R. Marshall	50	1992	2004
Roger Grummett	60	1987	2004
Craig E. Dahl	53	1996	2005
Hugh N. Grant	67	1990	2005
Eric McDowell	60	1989	2005

____

(1) As of December 31, 2002.
(2) Includes prior service on the Board of Directors of the Savings Bank.
(3) Assuming the individual is elected.

The present principal occupation and other business experience during the last five years of each nominee for election and for each continuing director is set forth below:

Avrum M. Gross is Chairman of the Board, a position he has held since 1996. Mr. Gross was the former Attorney General for the State of Alaska from 1974 to 1980. He is currently an attorney and partner in the law firm of Gross & Burke located in Juneau, Alaska.

William J. Schmitz is a Certified Public Accountant and a partner in the accounting firm of Schmitz & Buck in Juneau, Alaska, which has been in existence since 1961.

Scott C. Milner is a Certified Public Accountant and is President of the accounting firm of Shuham, Milner, Schafer and Howard PC in Ketchikan, Alaska. Mr. Milner is also a member of the American Institute of Certified Public Accountants.

Marta Ryman has been a Board member of the urban native corporation, Shee Atika, for 15 years, serving as chairperson for the past nine years. Ms. Ryman has served or chaired several of Shee Atika's Board Committees during the last 15 years.

Deborah R. Marshall owned and operated The Fiddlehead Restaurant and Bakery in Juneau, Alaska, for 22 years. Currently, Ms. Marshall is the director of Alaska InvestNet, a statewide capital-matching network.

Roger Grummett is Vice-Chairman of the Board, a position he has held since 1996. Prior to his retirement in 1997, he was a Partner at Shattuck & Grummett Insurance Agency in Juneau, Alaska for 33 years.

Craig E. Dahl is President and Chief Executive Officer of the Company and the Savings Bank. He has been employed by the Savings Bank since 1992, and is the former President of the B.M. Behrends Bank in Juneau, Alaska.

Hugh N. Grant has been self-employed as a contractor and real estate developer in Juneau, Alaska since 1961. He is also the owner of the local Western Auto store and other business establishments in Juneau.

Eric McDowell is President and a majority stockholder of McDowell Group, Inc., an economic, market and business research and consulting group established in 1972, with locations in Juneau and Anchorage, Alaska.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Boards of Directors of the Company and the Savings Bank conduct their business through meetings of the Boards and through their committees. During the fiscal year ended December 31, 2002, the Board of Directors of the Company held five meetings, and the Board of Directors of the Savings Bank held 13 meetings. No director of the Company or the Savings Bank attended fewer than 75% of the total meetings of the Boards and committees on which such person served during the 2002 fiscal year.

Committees of the Company's Board. The Company's Board of Directors has established Audit, Compensation and Nominating Committees, among others.

The Company's Audit Committee, consisting of Directors Milner (Chairman), Grant, Grummett and McDowell, is responsible for reviewing the internal auditors' reports and results of their examination prior to review by and with the entire Board of Directors and retains and establishes the scope of engagement of the Company's independent auditors. This Committee met five times during the 2002 fiscal year.

The Company's Compensation Committee, established in fiscal 2002, consists of Directors Gross (Chairman), Schmitz and Ryman, and is responsible for reviewing the Company's human resource management policies. This Committee meets on an as-needed basis and did not meet during fiscal 2002.

The Company's Nominating Committee, consisting of the full Board of Directors, is responsible for the annual selection of nominees for election as directors of the Company. The full Board of Directors met once in its capacity as Nominating Committee during the 2002 fiscal year.

Committees of the Savings Bank's Board. The Savings Bank's Board of Directors has established Audit, Human Resources and Nominating Committees, among others.

The Savings Bank's Audit Committee consists of Directors Milner (Chairman), Grant, Grummett and McDowell. The Committee is responsible for reviewing the internal auditors' reports and results of their examination prior to review by and with the entire Board of Directors and retains and establishes the scope of engagement of the Savings Bank's independent auditors. This Committee met five times during the 2002 fiscal year.

The Human Resources Committee (which also serves as a Compensation Committee) consists of Mr. Milner, Ms. Marshall and Ms. Ryman (Chairman). This Committee is responsible for reviewing the Savings Bank's human resource management policies, the salary and wage administration, training and benefits programs, and the employment practices of the Savings Bank. This Committee met twice during fiscal year 2002.

The Savings Bank's Nominating Committee, consisting of the full Board of Directors, is responsible for the annual selection of nominees for election as directors of the Savings Bank. The Nominating Committee met once during the 2002 fiscal year.

The Savings Bank's Board of Directors also has a standing Board Asset and Liability Committee, a Strategic Planning Committee and a Directors Loan Committee.

DIRECTORS' COMPENSATION

All non-management directors, other than the Chairman of the Board, receive a monthly fee of $875 per Board meeting attended and $100 per committee meeting attended. The Chairman of the Board receives a monthly fee of $1,000 and $100 per committee meeting attended. Total fees paid to directors, including health insurance benefits paid by the Savings Bank, during the year ended December 31, 2002 were $135,591. No separate fees are paid for service on the Company's Board of Directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is furnished for Mr. Dahl, Ms. Bell and Mr White. No other executive officer of the Company received salary and bonus in excess of $100,000 during the year ended December 31, 2002.

| Name and Position | Year | Annual Compensation(1) | | Other Annual Compensation(2) | Long-Term Compensation Awards | | All Other Annual Compensation(5) |
		Salary	Bonus		Restricted Stock Awards(3)	Number of Options(4)	
Craig E. Dahl	2002	$145,000	$19,955	$ --	$ --	--	$12,316
President and Chief	2001	122,500	6,000	--	--	--	11,287
Executive Officer	2000	110,000	--	--	63,902	16,080	11,243
Lisa C. Bell	2002	110,000	12,521	--	--	--	11,005
Executive Vice President	2001	100,000	3,000	--	--	--	10,483
and Chief Operating Officer	2000	90,000	--	--	51,119	10,400	10,385
Roger K. White	2002	105,000	12,208	--	--	--	10,909
Senior Vice President	2001	97,500	3,000	--	--	--	10,428
Chief Financial Officer and Secretary	2000	90,000	--	--	51,119	10,400	10,385

_____

(1) All compensation is paid by the Savings Bank.

(2) The aggregate amount of perquisites and other personal benefits was less than 10% of the total annual salary and bonus reported.

(3) Represents the value of the award of 6,554 shares, 5,243 shares and 5,243 shares of restricted stock to Mr. Dahl, Ms. Bell and Mr. White, respectively, on July 20, 2000, the date of grant, pursuant to the Management Recognition Plan ("MRP"). Dividends are paid on such awards if and when declared and paid by the Company on the Common Stock. The awards vest pro rata over a five-year period with the first 20% having vested on July 20, 2001. At December 31, 2002, the value of the unvested restricted stock awards (which vest pro rata over the remaining four year period) were: Mr. Dahl, $67,237 (3,932 shares at $17.10 per share); Ms. Bell, $53,780 (3,145 shares at $17.10 per share); and Mr. White, $53,780 (3,145 shares at $17.10 per share).

(4) Represents the number of options granted on July 20, 2000, the date of grant, pursuant to the Stock Option Plan. The options vest pro rata over a five-year period with the first 20% installment having vested on July 20, 2002.

(5) For fiscal year 2002, consists of 401(k) contributions, ESOP contributions, automobile allowance, and racquet club dues.

Equity Compensation Plan Information. The following table summarizes share and exercise price information about the Company's equity compensation plans as of December 31, 2002, excluding the number of shares under the 2003 Stock Option Plan.

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan category			
Equity compensation plans approved by security holders:			
Option plan	62,142	$9.75	3,400
Restricted stock plan	26,217	N/A	--
Equity compensation plans not approved by security holders:	--		
Total	88,359		3,400

Option Exercise/Value Table. The following information is provided for Mr. Dahl, Ms. Bell and Mr. White for the year ended December 31, 2002.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Craig E. Dahl	--	$ --	6,432	9,648	$47,275	$70,913
Lisa C. Bell	--	--	4,160	6,240	30,576	45,864
Roger K. White	--	--	4,160	6,240	30,576	45,864

_____

(1)   Value of unexercised in-the-money stock options equals the market value of shares covered by in-the-money options on December 31, 2000 less the option exercise price. Options are in-the-money if the market value of shares covered by the options is greater than the exercise price. The price of the Common Stock at December 31, 2002 was $17.10, which is in excess of the exercise price on the option grant date of $9.75.

Employment and Severance Agreements

Employment Agreement. The Company and the Savings Bank (collectively, the "Employers") have entered into a three-year employment agreement ("Employment Agreement" or "Agreement") with Mr. Dahl. Under the Employment Agreement, the current base salary for Mr. Dahl is $145,000, which is paid by the Company and the Savings Bank and may be increased at the discretion of the Board of Directors or an authorized committee of the Board of Directors of the Savings Bank. On the anniversary of the commencement date of the Agreement, the term of the Agreement may be extended by the Board of Directors for an additional year unless a termination notice is given by Mr. Dahl. The Agreement is terminable by the Employers for just cause at any time or in certain events specified by federal regulations.

The Agreement provides for a severance payment and other benefits if employment is terminated following a change in control. This severance payment and benefits, which will be made promptly after any change in control, will have a value equal to 2.99 times the "base amount," as defined in Section 280G of the Internal Revenue Code of 1986, as amended ("Code"), paid to Mr. Dahl during the five years immediately preceding the change in control. Under the Agreement, a "change in control" is deemed to occur if, at anytime during the term of the Agreement, a person other than the Company purchases shares of Common Stock pursuant to a tender or exchange offer for such shares, any person (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities, the membership of the Board of Directors changes as the result of a contested election, or stockholders of the Company approve a merger, consolidation, sale or disposition of all or substantially all of the Company's assets, or a plan of partial or complete liquidation has occurred. Assuming that a change in control had occurred at December 31, 2002, Mr. Dahl would be entitled to a severance payment and benefits with a value of approximately $487,470.

Severance Agreements. The Bank has entered into severance agreements ("Severance Agreements" or "Agreements") with Lisa C. Bell and Roger K. White ("Executive"). Each of the Agreements is for a term of three years and automatically extends one additional day each day unless either the Bank or the Executive elects not to extend the Agreement further by giving written notice thereof to the other party, in which case the term of the Agreements will end on the third year anniversary of the date on which such written notice is given.

The Agreements provide for severance payments and other benefits if the Executive's employment is terminated following a change in control. The severance payment and benefits, which will be made promptly after any change in control, will have a value equal to 2.99 times the "base amount," as defined in Section 280G of the Code, paid to the Executive during the five years immediately preceding the change in control. Under the Agreements, a "change in control" is deemed to occur if, at anytime during the term of the Agreement, a person other than the Company purchases shares of Common Stock pursuant to a tender or exchange offer for such shares, any person (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities, the membership of the Board of Directors changes as the result of a contested election, or stockholders of the Company approve a merger, consolidation, sale or disposition of all or substantially all of the Company's assets, or a plan of partial or complete liquidation has occurred. Assuming that a change in control had occurred at December 31, 2002, Ms. Bell and Mr. White would be entitled to a severance payment and benefits with a value of approximately $390,835 and $392,622, respectively.

AUDIT COMMITTEE MATTERS

Audit Committee Charter

The Audit Committee operates pursuant to a Charter approved by the Company's Board of Directors. The Audit Committee reports to the Board of Directors and is responsible for overseeing and monitoring financial accounting and reporting, the system of internal controls established by management and the audit process of the Company. The Audit Committee Charter sets out the responsibilities, authority and specific duties of the Audit Committee. The Charter specifies, among other things, the structure and membership requirements of the Audit Committee, as well as the relationship of the Audit Committee to the independent accountants, the internal audit department, and management of the Company. A copy of the Audit Committee Charter was filed as an appendix to the Company's 2002 Annual Meeting Proxy Statement.

Audit Committee Report

The Company's Audit Committee has issued the following report with respect to the audited financial statements of the Company for the fiscal year ended December 31, 2002:

- The Audit Committee has reviewed and discussed with the Company's management the Company's fiscal 2002 audited financial statements;

- The Audit Committee has discussed with the Company's independent auditors (KPMG LLP) the matters required to be discussed by Statement on Auditing Standards No. 61;

- The Audit Committee has received the written disclosures and letter from the independent auditors required by Independence Standards Board No. 1 (which relates to the auditors' independence from the Company and its related entities) and has discussed with the auditors their independence from the Company; and

- Based on the review and discussions referred to in the three items above, the Audit Committee recommended to the Board of Directors that the fiscal 2002 audited financial statements be included in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.

Submitted by the Audit Committee of the Company's Board of Directors:

Scott C. Milner (Chairman)
Hugh N. Grant
Roger Grummett
Eric McDowell

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms it has received and written representations provided to the Company by the above referenced persons, the Company believes that, during the fiscal year ended December 2002, all filing requirements applicable to its reporting officers, directors and greater than 10% stockholders were properly and timely complied with, except for the filing of a Form 3, Initial Statement of Beneficial Ownership of Securities, for John E. Robertson, Senior Vice President and Chief Lending Officer of the Company, hired on December 12, 2002. Mr. Robertson's Form 3, which was required to be filed with the SEC on December 23, 2002, was filed on February 3, 2003.

TRANSACTIONS WITH MANAGEMENT

Federal regulations require that all loans or extensions of credit to executive officers and directors must generally be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, unless the loan or extension of credit is made under a benefit program generally available to all employees and does not give preference to any insider over any other employee, and must not involve more than the normal risk of repayment or present other unfavorable features. The Savings Bank has adopted a policy to this effect. In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such director or executive officer and his or her related interests are in excess of the greater of $25,000, or 5% of the Savings Bank's capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the Board of Directors. The aggregate amount of loans by the Savings Bank to its executive officers and directors and their affiliates was $2.7 million at December 31, 2002. Such loans (i) were made in the ordinary course of business, (ii) were made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with the Savings Bank's other customers, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features when made.

CHANGE IN INDEPENDENT AUDITORS

On March 27, 2003, the Company dismissed KPMG LLP as its certifying accountant. The decision to dismiss KPMG LLP was made by the Audit Committee of the Board of Directors in consultation with management.

On March 27, 2003, the Board of Directors, at the recommendation of its Audit Committee, engaged Moss Adams LLP, as the Company's certifying accountants. The Company has not consulted with Moss Adams LLP during its two most recent fiscal years nor during any subsequent interim period prior to its engagement regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements.

The report of KPMG LLP on the Company's financial statements for either of the last two fiscal years did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's two most recent fiscal years and subsequent interim periods preceding the change in auditors, the Company was not in disagreement with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG LLP, would have caused KPMG LLP to make reference to the subject matter of the disagreement in connection with its audit report.

PROPOSAL II -- APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

KPMG LLP was the Company's independent auditors for the fiscal year ended December 31, 2002. The Board of Directors has appointed Moss Adams LLP as independent auditors for the fiscal year ending December 31, 2003, subject to approval by stockholders. A representative of KPMG LLP is expected to be present at the Meeting to respond to stockholders' questions and will have the opportunity to make a statement if he so desires.

Audit Fees

The aggregate fees billed to the Company by KPMG LLP for professional services rendered for the audit of the Company's financial statements for fiscal 2002 and the reviews of the financial statements included in the Company Forms 10-QSB for that year were $94,000.

Financial Information Systems Design and Implementation Fees

KPMG LLP performed no financial information system design or implementation work for the Company during the fiscal year ended December 31, 2002.

All Other Fees

The Company was also billed $5,000 by KPMG LLP for tax services during fiscal 2002. No other fees, other than audit and tax fees, were billed to the Company by KPMG LLP for fiscal 2002. The Audit Committee of the Board of Directors determined that the services performed by KPMG LLP other than audit services are not incompatible with KPMG LLP maintaining its independence.

If the ratification of the appointment of Moss Adams LLP is not approved by a majority of the votes cast by shareholders at the Meeting, other independent public accountants will be considered by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF MOSS ADAMS LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003.

PROPOSAL III -- APPROVAL OF 2003 STOCK OPTION PLAN

General

The Company's Board of Directors adopted the Alaska Pacific Bancshares, Inc. 2003 Stock Option Plan ("Plan") on March 27, 2003, subject to approval by the Company's stockholders.

The objective of the Plan is to reward performance and build the participant's equity interest in the Company by providing long-term incentives and rewards to officers, key employees and other persons who provide services to the Company and the Savings Bank and who contribute to the success of the Company by their innovation, ability, industry, loyalty and exceptional service.

The Company currently maintains the 2000 Stock Option Plan, which was previously approved by shareholders. Stock options were awarded pursuant to the 2000 Stock Option Plan to officers and directors of the Company and the Savings Bank. As of March 15, 2003, options to acquire 26,217 shares of Common Stock were outstanding and no shares remained available for grant under the 2000 Stock Option Plan. Awards under these prior plans will not be affected by adoption of the 2003 Plan. The Company believes that the availability of stock compensation programs is an important element of the Company's overall incentive compensation strategy and that the adoption of the 2003 Plan will assist the Company in meeting the objectives of such strategy.

The following summary is a brief description of the material features of the Plan. **This summary is qualified in its entirety by reference to the Plan, a copy of which is attached as Exhibit A.**

Summary of the Plan

Type of Stock Option Grants. The Plan provides for the grant of incentive stock options ("ISOs"), within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended ("Code"), Non-Qualified Stock Options ("NQSOs"), which do not satisfy the requirements for ISO treatment, and stock appreciation rights ("SARs").

Administration. The Plan is administered by the Compensation Committee ("Committee"). Subject to the terms of the Plan and resolutions of the Board, the Committee interprets the Plan and is authorized to make all determinations and decisions thereunder. The Committee also determines the individuals to whom stock options and other awards will be granted, the type and amount of awards that will be granted, and the terms and conditions applicable to such grants.

Participants. All officers, directors, directors emeriti and employees of the Company and its subsidiaries are eligible to participate in the Plan, however, no specific determinations have been made regarding the timing, recipients, size or terms of individual awards.

Number of Shares of Common Stock Available and Current Stock Price. The Company has reserved 32,000 shares of Common Stock for issuance under the Plan in connection with the exercise of awards. Shares of Common Stock to be issued under the Plan will be authorized but unissued shares. Since all options are granted through the use of authorized but unissued Common Stock, current shareholders' proportionate ownership interest could be reduced.

Any shares subject to an award which expires or is terminated unexercised will again be available for issuance under the Plan.

The closing sale price of the Company Common Stock as quoted on the OTC Bulletin Board on March 5, 2003 was $18.75.

Adjustments Upon Changes in Capitalization. Shares awarded under the Plan will be adjusted by the Committee in the event of a reorganization, recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation or other change in corporate structure or the Common Stock of the Company.

Stock Option Grants. The exercise price of each ISO or NQSO will be at least equal to the fair market value of a share of Common Stock on the date of grant. The exercise price of an option may be paid in cash, Common Stock or other property, by the surrender of all or part of the option being exercised, by the immediate sale through a broker of the number of shares being acquired sufficient to pay the purchase price, or by a combination of these methods, as and to the extent permitted by the Committee.

Under the Plan, no ISO is transferable other than by will or the laws of descent and distribution. Any other option shall be transferable by will, the laws of descent and distribution, a "domestic relations order," as defined in the Code, or a gift to any member of the participant's immediate family or to a trust for the benefit of one or more of such immediate family members. Options may become exercisable in full at the time of grant or at such other times and in such installments as the Committee determines or as may be specified in the Plan. It is anticipated that initial option grants under the Plan will become exercisable in equal installments over a five-year period following the date of grant. Options may be exercised upon the expiration of the option term or as otherwise authorized by the Committee or specified in the Plan. However, no ISO may be exercised after the tenth anniversary of the date the option was granted.

Stock Appreciation Rights. The exercise of a SAR entitles its holder to receive cash, shares of Common Stock or a combination of both (as determined by the Committee), in an amount equal to (1) the difference between the fair market value of a share of Common Stock on the date of exercise over the exercise price, multiplied by (2) the number of shares with respect to which the SAR is exercised.

SARs may be granted to employees and directors at any time and from time to time as determined by the Committee. The Committee has broad discretion in establishing the terms of SARs, including the number of shares subject to a particular award, conditions to exercising, grant price (which must be at least equal to 100% of the fair market value of a share of Common Stock on the date of grant) and duration of the award (which may not exceed 15 years). A SAR may be related to a stock option or be granted independently of any option. In the case of a SAR that is related to a stock option, the exercise of one award will reduce, on a one-to-one basis, the number of shares covered by the other award. The Plan provisions on exercising SARs after termination of service are essentially the same as those applicable to stock options.

Effect of a Change in Control. In the event of a tender offer, exchange offer for shares, or a change in control (as defined in the Plan) of the Company, each outstanding stock option grant will become fully vested and immediately exercisable. In addition, in the event of a merger or other corporate event in which the Company is not the surviving entity, the Plan provides that the participant may elect to receive the excess of the fair market value of the Common Stock underlying the option over the option's exercise price in cash or property, as determined in the Committee's direction.

Term of the Plan. The Plan will be effective upon shareholder approval. Options granted under the Plan will provide for an acceleration of vesting in the event of a change of control. The Plan will expire on the tenth anniversary of the effective date, unless terminated sooner by the Board.

Amendment of the Plan. The Plan allows the Board to amend, suspend or terminate the Plan without stockholder approval unless such approval is required to comply with a tax law or regulatory requirement.

Certain Federal Income Tax Consequences. The following brief description of the tax consequences of stock option grants under the Plan is based on federal income tax laws currently in effect and does not purport to be a complete description of such federal income tax consequences.

There are no federal income tax consequences either to the optionee or to the Company upon the grant of an ISO or an NQSO. On the exercise of an ISO during employment or within three months thereafter, the optionee will not recognize any income and the Company will not be entitled to a deduction, although the excess of the fair market value of the shares on the date of exercise over the option price is includible in the optionee's alternative minimum taxable income, which may give rise to alternative minimum tax liability for the optionee. Generally, if the optionee disposes of shares acquired upon exercise of an ISO within two years of the date of grant or one year of the date of exercise, the optionee will recognize ordinary income, and the Company will be entitled to a deduction, equal to the excess of the fair market value of the shares on the date of exercise over the option price (limited generally to the gain on the sale). The balance of any gain or loss will be treated as a capital gain or loss to the optionee. If the shares are disposed of after the two year and one year periods mentioned above, the Company will not be entitled to any deduction, and the entire gain or loss for the optionee will be treated as a long-term capital gain or loss.

On exercise of an NQSO, the excess of the date-of-exercise fair market value of the shares acquired over the option price will generally be taxable to the optionee as ordinary income and deductible by the Company, provided the Company properly reports the income in respect of the exercise. The disposition of shares acquired upon the exercise of a NQSO will generally result in a capital gain or loss for the optionee, but will have no tax consequences for the Company.

The Board of Directors recommends a vote "FOR" the adoption of the Plan attached as Exhibit A.

OTHER MATTERS

The Board of Directors is not aware of any business to come before the Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Meeting, it is intended that proxies in the accompanying form, that are properly executed and dated, will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.

MISCELLANEOUS

The cost of solicitation of proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in mailing proxy solicitation materials to beneficial owners of the Common Stock. In addition to solicitations by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telecopier or telephone without additional compensation.

The Company's 2002 Annual Report to Stockholders, including consolidated financial statements, has been mailed to all stockholders of record at the close of business on the Voting Record Date. Any stockholder who has not received a copy of such annual report may obtain a copy by writing to the Company. The Annual Report is not to be treated as part of the proxy solicitation material or having been incorporated herein by reference.

A copy of the Company's Form 10-KSB for the fiscal year ended December 31, 2002, as filed with the SEC, will be furnished without charge to stockholders of record as of the close of business on the Voting Record Date upon written request to Roger K. White, Corporate Secretary, Alaska Pacific Bancshares, Inc., 2094 Jordan Avenue, Juneau, Alaska 99801.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the Company's annual meeting next year must be received by the Company no later than December 4, 2003 to be considered for inclusion in the proxy solicitation materials and form of proxy relating to such meeting. Any such proposals shall be subject to the requirements of the proxy solicitation rules adopted under the Exchange Act.

The Company's Articles of Incorporation provides that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before a meeting of stockholders, a stockholder must deliver written notice of such nominations and/or proposals to the Secretary not less than 30 nor more than 60 days prior to the date of the meeting; provided that if less than 31 days' notice of the meeting is given to stockholders, such written notice must be delivered or mailed not later than the close of the tenth day following the day on which notice of the meeting was mailed to stockholders. As specified in the Articles of Incorporation, the written notice with respect to nominations for election of directors must set forth certain information regarding each nominee for election as a director, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected, and certain information regarding the stockholder giving such notice. The notice with respect to business proposals to be brought before the Meeting must state the stockholder's name, address and number of shares of Common Stock held, and briefly discuss the business to be brought before the Meeting, the reasons for conducting such business at the Meeting and any interest of the stockholder in the proposal. A copy of the Articles of Incorporation may be obtained from the Company.

BY ORDER OF THE BOARD OF DIRECTORS

ROGER K. WHITE
SECRETARY

Juneau, Alaska
April 10, 2003

ALASKA PACIFIC BANCSHARES, INC.

2003 STOCK OPTION PLAN

1.   Plan Purpose. The purpose of the Plan is to promote the long-term interests of the Corporation and its stockholders by providing a means for attracting and retaining directors, emeritus directors and employees of the Corporation and its Affiliates with an equity interest in the Corporation. The Plan will assist the Corporation in attracting and retaining the highest quality of experienced persons as directors, officers and employees and in aligning the interests of such persons more closely with the interest of the Corporation's stockholders by encouraging such parties to maintain an equity interest in the Corporation.

2.   Definitions. The following definitions are applicable to the Plan:

"Affiliate" -- means any "parent corporation" or "subsidiary corporation" of the Corporation, as such terms are defined in Section 424(e) and (f), respectively, of the Code.

"Award" -- means the grant by the Committee of an Incentive Stock Option, a Non-Qualified Stock Option, a Right, or any combination thereof, as provided in the Plan.

"Award Agreement" -- means the agreement evidencing the grant of an Award made under the Plan.

"Board" -- means the board of directors of the Corporation.

"Cause" -- means Termination of Service by reason of personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties or gross negligence.

"Code" -- means the Internal Revenue Code of 1986, as amended.

"Committee" -- means the Committee referred to in Section 3 hereof.

"Corporation" -- means Alaska Pacific Bancshares, Inc., an Alaska corporation, and any successor thereto.

"Incentive Stock Option" -- means an option to purchase Shares granted by the Committee which is intended to qualify as an incentive stock option under Section 422(b) of the Code. Unless otherwise set forth in the Award Agreement, any Option which does not qualify as an Incentive Stock Option for any reason shall be deemed *ab initio* to be a Non-Qualified Stock Option.

"Market Value" -- means the average of the high and low quoted sales price on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) of a Share on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if on such date the Shares are not quoted on the Composite Tape, on the New York Stock Exchange, or if the Shares are not listed or admitted to trading on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 (the "Exchange Act") on which the Shares are listed or admitted to trading, or, if the Shares are not listed or admitted to trading on any such exchange, the mean between the closing high bid and low asked quotations with respect to a Share on such date on the Nasdaq Stock Market, or any similar system then in use, or, if no such quotations are available, the fair market value on such date of a Share as the Committee shall determine.

"Non-Qualified Stock Option" -- means an option to purchase Shares granted by the Committee which does not qualify, for any reason, as an Incentive Stock Option.

"Option" -- means an Incentive Stock Option or a Non-Qualified Stock Option.

"Participant" -- means any director, emeritus director or employee of the Corporation or any Affiliate who is selected by the Committee to receive an Award.

"Plan" -- means this Alaska Pacific Bancshares, Inc. 2003 Stock Option Plan.

"Related" -- means (i) in the case of a Right, a Right which is granted in connection with, and to the extent exercisable, in whole or in part, in lieu of, an Option or another Right and (ii) in the case of an Option, an Option with respect to which and to the extent a Right is exercisable, in whole or in part, in lieu thereof.

"Right" -- means a stock appreciation right with respect to Shares granted by the Committee pursuant to the Plan.

"Shares" -- means the shares of common stock of the Corporation.

"Termination of Service" -- means cessation of service, for any reason, whether voluntary or involuntary, so that the affected individual is not either (i) an employee of the Corporation or any Affiliate for purposes of an Incentive Stock Option, or (ii) a director, emeritus director or employee of the Corporation or any Affiliate for purposes of any other Award.

3.   Administration. The Plan shall be administered by a Committee consisting of two or more members of the Board, each of whom (i) shall be an "outside director," as defined under Section 162(m) of the Code and the Treasury regulations thereunder, and (ii) shall be a "non-employee director," as defined under Rule 16(b) of the Securities Exchange Act of 1934 or any similar or successor provision. The members of the Committee shall be appointed by the Board. Except as limited by the express provisions of the Plan or by resolutions adopted by the Board, the Committee shall have sole and complete authority and discretion to (i) select Participants and grant Awards; (ii) determine the number of Shares to be subject to types of Awards generally, as well as to individual Awards granted under the Plan; (iii) determine the terms and conditions upon which Awards shall be granted under the Plan; (iv) prescribe the form and terms of Award Agreements; (v) establish from time to time regulations for the administration of the Plan; and (vi) interpret the Plan and make all determinations deemed necessary or advisable for the administration of the Plan.

A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by a majority of the Committee without a meeting, shall be acts of the Committee.

4.   Shares Subject to Plan.

(a)   Subject to adjustment by the operation of Section 6, the maximum number of Shares with respect to which Awards may be made under the Plan is 32,000 plus (i) the number of Shares repurchased by the Corporation in the open market or otherwise with an aggregate price no greater than the cash proceeds received by the Corporation from the exercise of Options granted under the Plan; plus (ii) any Shares surrendered to the Corporation in payment of the exercise price of Options granted under the Plan. The Shares with respect to which Awards may be made under the Plan may be either authorized and unissued Shares or previously issued Shares reacquired and held as treasury Shares. Shares which are subject to Related Rights and Related Options shall be counted only once in determining whether the maximum number of Shares with respect to which Awards may be granted under the Plan has been exceeded. An Award shall not be considered to have been made under the Plan with respect to any Option or Right which terminates, and new Awards may be granted under the Plan with respect to the number of Shares as to which such termination has occurred.

(b)   During any calendar year, no Participant may be granted Awards under the Plan with respect to more than 20,000 Shares, subject to adjustment as provided in Section 6.

5. <u>Awards</u>.

(a) *Options.* The Committee is hereby authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan and the requirements of applicable law as the Committee shall determine, including the granting of Options in tandem with other Awards under the Plan:

(i) *Exercise Price.* The exercise price per Share for an Option shall be determined by the Committee; *provided, however,* that such exercise price shall not be less than 100% of the Market Value of a Share on the date of grant of such Option.

(ii) *Option Term.* The term of each Option shall be fixed by the Committee, but shall be no greater than 10 years in the case of an Incentive Stock Option or 15 years in the case of a Non-Qualified Stock Option.

(iii) *Time and Method of Exercise.* The Committee shall determine the time or times at which an Option may be exercised in whole or in part and the method or methods by which, and the form or forms (including, without limitation, cash, Shares, other Awards or any combination thereof, having a fair market value on the exercise date equal to the relevant exercise price) in which, payment of the exercise price with respect thereto may be made or deemed to have been made.

(iv) *Incentive Stock Options.* Incentive Stock Options may be granted by the Committee only to employees of the Corporation or its Affiliates.

(v) *Termination of Service.* Unless otherwise determined by the Committee and set forth in the Award Agreement evidencing the grant of the Option, upon Termination of Service of the Participant for any reason other than for Cause, all Options then currently exercisable shall remain exercisable for the lesser of (A) two years following such Termination of Service or (B) until the expiration of the Option by its terms. Upon Termination of Service for Cause, all Options not previously exercised shall immediately be forfeited.

(b) *Rights.* A Right shall, upon its exercise, entitle the Participant to whom such Right was granted to receive a number of Shares or cash or combination thereof, as the Committee in its discretion shall determine, the aggregate value of which (i.e., the sum of the amount of cash and/or Market Value of such Shares on date of exercise) shall equal (as nearly as possible, it being understood that the Corporation shall not issue any fractional Shares) the amount by which the Market Value per Share on the date of such exercise shall exceed the exercise price of such Right, multiplied by the number of Shares with respect to which such Right shall have been exercised. A Right may be Related to an Option or may be granted independently of any Option as the Committee shall from time to time in each case determine. In the case of a Related Option, such Related Option shall cease to be exercisable to the extent of the Shares with respect to which the Related Right was exercised. Upon the exercise or termination of a Related Option, any Related Right shall terminate to the extent of the Shares with respect to which the Related Option was exercised or terminated.

6. <u>Adjustments Upon Changes in Capitalization</u>. In the event of any change in the outstanding Shares subsequent to the effective date of the Plan by reason of any reorganization, recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation or any change in the corporate structure or Shares of the Corporation, the maximum aggregate number and class of shares and exercise price of the Award, if any, as to which Awards may be granted under the Plan and the number and class of shares and exercise price of the Award, if any, with respect to which Awards have been granted under the Plan shall be appropriately adjusted by the Committee, whose determination shall be conclusive. Except as otherwise provided herein, any Award which is adjusted as a result of this Section 6 shall be subject to the same terms and conditions as the original Award.

7. <u>Effect of Merger on Options or Rights</u>. In the case of any merger, consolidation or combination of the Corporation (other than a merger, consolidation or combination in which the Corporation is the continuing corporation

and which does not result in the outstanding Shares being converted into or exchanged for different securities, cash or other property, or any combination thereof), any Participant to whom an Option or Right has been granted shall have the additional right (subject to the provisions of the Plan and any limitation applicable to such Option or Right), thereafter and during the term of each such Option or Right, to receive upon exercise of any such Option or Right an amount equal to the excess of the fair market value on the date of such exercise of the securities, cash or other property, or combination thereof, receivable upon such merger, consolidation or combination in respect of a Share over the exercise price of such Right or Option, multiplied by the number of Shares with respect to which such Option or Right shall have been exercised. Such amount may be payable fully in cash, fully in one or more of the kind or kinds of property payable in such merger, consolidation or combination, or partly in cash and partly in one or more of such kind or kinds of property, all in the discretion of the Committee.

8.   Effect of Change in Control. Each of the events specified in the following clauses (i) through (iii) of this Section 8 shall be deemed a "change in control": (i) any third person, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, shall become the beneficial owner of shares of the Corporation with respect to which 25% or more of the total number of votes for the election of the Board may be cast, (ii) as a result of, or in connection with, any cash tender offer, merger or other business combination, sale of assets or contested election, or combination of the foregoing, the persons who were directors of the Corporation shall cease to constitute a majority of the Board, or (iii) the stockholders of the Corporation shall approve an agreement providing either for a transaction in which the Corporation will cease to be an independent publicly-owned corporation or for a sale or other disposition of all or substantially all the assets of the Corporation. If a tender offer or exchange offer for Shares (other than such an offer by the Corporation) is commenced, or if a change in control shall occur, unless the Committee shall have otherwise provided in the Award Agreement, all Options and Rights granted and not fully exercisable shall become exercisable in full upon the happening of such event; provided, however, that no Option or Right which has previously been exercised or otherwise terminated shall become exercisable.

9.   Assignments and Transfers. No Incentive Stock Option granted under the Plan shall be transferable other than by will or the laws of descent and distribution. Any other Award shall be transferable by will, the laws of descent and distribution, a "domestic relations order," as defined in Section 414(p)(1)(B) of the Code, or a gift to any member of the Participant's immediate family or to a trust for the benefit of one or more of such immediate family members. During the lifetime of an Award recipient, an Award shall be exercisable only by the Award recipient unless it has been transferred as permitted hereby, in which case it shall be exercisable only by such transferee. For the purpose of this Section 9, a Participant's "immediate family" shall mean the Participant's spouse, children and grandchildren.

10.   Employee Rights Under the Plan. No person shall have a right to be selected as a Participant nor, having been so selected, to be selected again as a Participant, and no employee or other person shall have any claim or right to be granted an Award under the Plan or under any other incentive or similar plan of the Corporation or any Affiliate. Neither the Plan nor any action taken thereunder shall be construed as giving any employee any right to be retained in the employ of the Corporation or any Affiliate.

11.   Delivery and Registration of Stock. The Corporation's obligation to deliver Shares with respect to an Award shall, if the Committee so requests, be conditioned upon the receipt of a representation as to the investment intention of the Participant to whom such Shares are to be delivered, in such form as the Committee shall determine to be necessary or advisable to comply with the provisions of the Securities Act of 1933 or any other federal, state or local securities legislation. It may be provided that any representation requirement shall become inoperative upon a registration of the Shares or other action eliminating the necessity of such representation under such Securities Act or other securities legislation. The Corporation shall not be required to deliver any Shares under the Plan prior to (i) the admission of such Shares to listing on any stock exchange on which Shares may then be listed and (ii) the completion of such registration or other qualification of such Shares under any state or federal law, rule or regulation, as the Committee shall determine to be necessary or advisable.

12.   Withholding Tax. The Corporation shall have the right to deduct from all amounts paid in cash with respect to the exercise of a Right under the Plan any taxes required by law to be withheld with respect to such cash payments.

Where a Participant or other person is entitled to receive Shares pursuant to the exercise of an Option or Right pursuant to the Plan, the Corporation shall have the right to require the Participant or such other person to pay the Corporation the amount of any taxes which the Corporation is required to withhold with respect to such Shares, or, in lieu thereof, to retain, or sell without notice, a number of such Shares sufficient to cover the amount required to be withheld. All withholding decisions pursuant to this Section 12 shall be at the sole discretion of the Committee or the Corporation.

13. <u>Amendment or Termination</u>.

(a) The Board may amend, alter, suspend, discontinue, or terminate the Plan without the consent of shareholders or Participants, except that any such action will be subject to the approval of the Corporation's shareholders if, when and to the extent such shareholder approval is necessary or required for purposes of any applicable federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, or if the Board, in its discretion, determines to seek such shareholder approval.

(b) The Committee may waive any conditions of or rights of the Corporation or modify or amend the terms of any outstanding Award. The Committee may not, however, amend, alter, suspend, discontinue or terminate any outstanding Award without the consent of the Participant or holder thereof, except as otherwise provided herein.

14. <u>Effective Date and Term of Plan</u>. The Plan shall be effective upon the later of its adoption by the Board or its approval by the shareholders of the Corporation. The Plan shall continue in effect for a term of ten years thereafter unless sooner terminated under Section 13 hereof.

* * * * *

REVOCABLE PROXY
ALASKA PACIFIC BANCSHARES, INC.

ANNUAL MEETING OF STOCKHOLDERS
MAY 22, 2003

The undersigned hereby appoints the official Proxy Committee of the Board of Directors of Alaska Pacific Bancshares, Inc. ("Company"), consisting of Roger Grummett, Deborah R. Marshall and Hugh N. Grant, with full powers of substitution to act as attorneys and proxies for the undersigned, to vote all shares of Common Stock of the Company which the undersigned is entitled to vote at the Annual Meeting of Stockholders, to be held at the Ray Renshaw Room of the Aspen Hotel located at 1800 Shell Simmons Drive, Juneau, Alaska, on Thursday, May 22, 2003, at 11:00 a.m., local time, and at any and all adjournments thereof, as follows:

		VOTE FOR	VOTE WITHHELD
1.	The election as director of the nominees listed below (except as marked to the contrary below).	[ ]	[ ]

Avrum M. Gross (for a three year term)
William J. Schmitz (for a three year term)
Scott C. Milner (for a three year term)
Marta Ryman (for a one year term)

INSTRUCTIONS: To withhold your vote for any individual nominee, write the nominee's(s') name(s) on the line below.

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		FOR	AGAINST	ABSTAIN
2.	The approval of the appointment of Moss Adams LLP as independent auditors for the fiscal year ending December 31, 2003.	[ ]	[ ]	[ ]
3.	The approval of the Alaska Pacific Bancshares, Inc. 2003 Stock Option Plan	[ ]	[ ]	[ ]
4.	In their discretion, upon such other matters as may properly come before the meeting.			

The Board of Directors recommends a vote "FOR" the listed proposals.

THIS PROXY, PROPERLY SIGNED AND DATED, WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED THIS PROXY WILL BE VOTED FOR THE PROPOSALS STATED. IF ANY OTHER BUSINESS IS PRESENTED AT SUCH MEETING, THIS PROXY WILL BE VOTED BY THE BOARD OF DIRECTORS IN ITS BEST JUDGMENT. PRESENTLY, THE BOARD OF DIRECTORS KNOWS OF NO OTHER BUSINESS TO BE PRESENTED AT THE MEETING. THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY ON THE BOARD OF DIRECTORS TO VOTE WITH RESPECT TO THE ELECTION OF ANY PERSON AS DIRECTOR WHERE THE NOMINEES ARE UNABLE TO SERVE OR FOR GOOD CAUSE WILL NOT SERVE AND MATTERS INCIDENT TO THE CONDUCT OF THE MEETING.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

        Should the undersigned be present and elect to vote in person at the Meeting or at any adjournment thereof and after notification to the Secretary of the Company at the Meeting of the stockholder's decision to terminate this proxy, then the power of said attorneys and proxies shall be deemed terminated and of no further force and effect.

        The undersigned acknowledges receipt from the Company prior to the execution of this proxy of the Notice of Annual Meeting of Stockholders, a Proxy Statement for the Annual Meeting of Stockholders, and the 2002 Annual Report to Stockholders.

Dated: _____, 2003

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PRINT NAME OF STOCKHOLDER   PRINT NAME OF STOCKHOLDER

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SIGNATURE OF STOCKHOLDER   SIGNATURE OF STOCKHOLDER

Please sign exactly as your name appears on this card. When signing as attorney, executor, administrator, trustee or guardian, indicate your full title. If shares are held jointly, only one registered holder need sign but both holders should sign, if possible.

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.